EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

Goldman Sachs Financial Services Conference

New York City
December 10, 2008

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Strategic Positioning
- ☑ Significant Expertise
- ☑ Financial Strength

Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Worldwide Operations & Technology

Operating in Businesses with Attractive Demographics

Corporate & Institutional Services

- *Total Market: $161 Trillion* [(1)]

North America
$60 Trillion

Europe, Middle East & Africa
$60 Trillion

Asia Pacific
$41 Trillion

- *Total Assets Under Custody Worldwide: $90 Trillion* [(2)]

Personal Financial Services

Projected Annual Household Growth Rates [(3)]
2007 - 2012 by Household Asset Size



7.1%
11.3%
15.5%
$1 - 5 MM
$5 - 200 MM
$200+ MM

(1) McKinsey & Company– Mapping the Global Capital Market, Fourth Annual Report, January 2008; Excludes $6 trillion of South American assets
(2) YE 2007 competitor earnings releases & The Greensted Report, Fall 2007 – Top 10 custodianS
(3) Source: Claritas

Northern Trust

Service Expertise Integrity

C&IS: Full Array of Capabilities

Customized solutions meet the needs of sophisticated institutional investors.



Asset Management
Asset Enhancement
Asset Reporting
Asset Administration
Asset Processing

- Active
- Quantitative
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

- Fund accounting
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Northern Trust

PFS: Holistic Financial View and Expertise

Integrated approach and comprehensive capabilities holistically address clients' needs.

INTEGRATED SERVICE DELIVERY

Building and Managing Wealth	Protecting and Transferring Wealth	Creating a Legacy
■ Grow Assets ■ Manage Risk ■ Tax Liability Management ■ Liquidity Management	■ Protect and Preserve Wealth ■ Transition Wealth ■ Plan for Special Assets	■ Reinforce Family Values ■ Establish a Charitable Giving Tradition

Full Service in Local Markets

- 250+ Trust Professionals
- 225+ Portfolio Managers
- 375+ Banking Professionals

National Practices

- Marketing
- Minerals Management
- Real Estate Management
- Single Stock Solutions
- Tax Services
- Credit Policy
- Family Business Management
- Financial Consulting
- Investment Research
- Investment Policy

NTGI: Diversified, World Class Investment Manager

$652.4 Billion

Assets Under Management as of September 30, 2008

A Diversified Asset Manager

Across Asset Classes


Short Duration $298 Billion (46%)
Equities $247 Billion (38%)
Fixed Income $95 Billion (14%)
Other $12 Billion (2%)

Across Client Segments


Personal $141 Billion
Institutional $511 Billion

Across Styles


Active $369 Billion (57%)
Quantitative $249 Billion (38%)
Manager of Managers $34 Billion (5%)

Northern Trust

Service

Expertise

Integrity

Financial Strength

Northern Trust

Consistently Strong and Conservative Financial Condition

High Quality, Short Duration Securities Portfolio

- 90% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 86% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at less than 3%
- 62% of subprime Asset-Backed Securities rated triple-A
- Total gross unrealized losses on Available for Sale securities portfolio of only $200 million

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Nonperforming assets represented only 0.21% of total outstanding loans, as compared to a peer group* average of 1.97%
- Nonperforming loans covered 3.2x by current credit loss reserves, as compared to a peer group* average of 1.1x
- Northern Trust does not:
  - Underwrite mortgage loans to sub-prime borrowers
  - Lend directly to hedge funds
  - Provide bridge financing to private equity deals
  - Offer an off-balance sheet commercial paper conduit for client liquidity

Consistently Outstanding Capital Strength

Northern Trust Corporation

Tier 1 Capital Ratio	9.2%
Well Capitalized Guideline	*6.0%*
Total Risk-Based Ratio	11.4%
Well Capitalized Guideline	*10.0%*
Leverage Ratio	6.6%
Well Capitalized Guideline	*5.0%*



COMMON EQUITY ($ Billions)
CAGR: +10%
$2.1
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
1999
2000
2001
2002
2003
2004
2005
2006
2007
3Q08

Northern Trust

All data is as of September 30, 2008. *Top 20 U.S. banks in terms of balance sheet assets.

Concluding Thoughts

Northern Trust's Business Model

- ✓ Focused and Conservative Strategy
- ✓ Attractive Demographic Markets
- ✓ Significant Expertise
- ✓ Organic Growth
- ✓ Consistent Leadership and Philosophy

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

Goldman Sachs Financial Services Conference

New York City
December 10, 2008

Northern Trust